Exhibit 99.1

Bragg Signs Content Development Agreement with Hard Rock Digital

June 11, 2025

•	Accelerates Bragg’s U.S. Expansion and Drives Revenue Growth

•	Delivers a differentiated portfolio exclusively available to Hard Rock Bet Casino players

Toronto, June 11, 2025 – Bragg Gaming Group (NASDAQ: BRAG, TSX: BRAG) (“Bragg” or the “Company”), a global B2B iGaming content and technology solutions provider, today announced it has signed an agreement with Hard Rock Digital to develop a series of exclusive online casino games titles for its top-rated Hard Rock Bet Casino.

This deal further deepens Bragg’s existing partnership with the leading operator, which currently offers Bragg’s proprietary content from Wild Streak Gaming, Atomic Slot Lab, and Indigo Magic, alongside titles from a diverse selection of Bragg’s partner studios on Hard Rock Bet.

The partnership is set to drive the Company’s expansion in this key market, accelerate growth and position the U.S. as Bragg’s fastest-growing market this year. The exclusive titles will first launch in New Jersey, with potential to offer the games on Hard Rock Bet in any future market expansion.

Garrick Morris, SVP Commercial, U.S. & Canada for Bragg commented “We are delighted to announce this new content development agreement with Hard Rock Digital, which reinforces our commitment to this partnership and offers us a new opportunity to showcase our game development expertise while bringing new, game changing, exclusive experiences to Hard Rock Bet Casino’s customers. This enhanced partnership highlights our focus on growing our footprint as a key online casino supplier in the U.S.”

Rich Criado, VP of Casino at Hard Rock Digital commented “We’re excited to strengthen our partnership with Bragg and collaborate with their talented team to create exclusive new experiences for our players. These upcoming games are designed to stand out among the over 2,900 titles already available on Hard Rock Bet Casino, and we can’t wait to bring them to our players.”

Cautionary Statement Regarding Forward-Looking Information

This news release contains forward-looking statements or “forward-looking information” within the meaning of applicable Canadian securities laws (“forward-looking statements”), including, without limitation, statements with respect to: the Company’s partnership with Hard Rock Digital and the expected benefits and impact thereof, including on the operations and the results of the Company; the anticipated size of Bragg’s operations in the U.S. in 2025 and the Company’s strategic growth initiatives and corporate vision and strategy. Forward-looking statements are provided for the purpose of presenting information about management’s current expectations and plans relating to the future and allowing readers to get a better understanding of the Company’s anticipated financial position, results of operations, and operating environment. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or describes a “goal”, or variation of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

All forward-looking statements contained in this news release reflect the Company’s beliefs and assumptions based on information available at the time the statements were made. Actual results or events may differ from those predicted in these forward-looking statements. All of the Company’s forward-looking statements are qualified by the assumptions that are stated or inherent in such forward-looking statements, including the assumptions listed below. Although the Company believes that these assumptions are reasonable, this list is not exhaustive of factors that may affect any of the forward-looking statements. The key assumptions that have been made in connection with the forward-looking statements include the regulatory regime governing the business of the Company; the operations of the Company; the products and services of the Company; the Company’s customers; the growth of the Company’s business, meeting minimum listing requirements of the stock exchanges on which the Company’s shares trade; the integration of technology; and the anticipated size and/or revenue associated with the gaming market globally. Forward-looking statements involve known and unknown risks, future events, conditions, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, prediction, projection, forecast, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, the following: risks related to the Company’s business and financial position; that the Company may not be able to execute on its partnership with Hard Rock; risks associated with general economic conditions; adverse industry events; future legislative and regulatory developments; the inability to access sufficient capital from internal and external sources; the inability to access sufficient capital on favorable terms; realization of growth estimates, income tax and regulatory matters; the ability of the Company to implement its business strategies; competition; economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices; changes in customer demand; disruptions to our technology network including computer systems and software; natural events such as severe weather, fires, floods and earthquakes; any disruptions to operations as a result of the strategic alternatives review process; and risks related to health pandemics and the outbreak of communicable diseases. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events, or otherwise, except in accordance with applicable securities laws.

About Bragg Gaming Group

Bragg Gaming Group (NASDAQ: BRAG, TSX: BRAG) is an iGaming content and platform technology solutions provider serving online and land-based gaming operators with its proprietary and exclusive content, and cutting-edge player account management (“PAM”) technology. Bragg Studios offer high-performing and passionately crafted casino game titles using the latest in data-driven insights from in-house brands including Wild Streak Gaming, Atomic Slot Lab and Indigo Magic. Its proprietary content portfolio is complemented by a selection of exclusive titles from carefully selected studio partners under the Powered By Bragg program. Games built on Bragg’s remote games server (“RGS”) technology are distributed via the Bragg HUB content delivery platform and are available exclusively to Bragg customers.  Bragg’s powerful, modular PAM technology powers multiple leading iCasino and sportsbook brands and is supported by expert in-house managed, operational, and marketing services. Content delivered via the Bragg HUB either exclusively or from the Bragg aggregated games portfolio is managed from a single back-office which is supported by a cutting-edge data platform, and Bragg’s award-winning Fuze™ player engagement toolset. Bragg is licensed, certified, or otherwise approved and operational in over 30 regulated iCasino markets globally, including in the U.S, Canada, LatAm and Europe.

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